UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of July 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 6th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific Cardiff Gas Testing; Corporate and Operations Update

Wellington, New Zealand – July 1, 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX : AEN)

Cardiff-2A Testing Program

Coil tubing operations are presently underway to clean out frac sand from within production tubing. This operation is scheduled for completion in the next few days. Thereafter, all three previously ‘fracced’ zones will be flowed together. It is anticipated that production of ‘frac’ fluid from within the reservoir intervals will then take a number of days, before the reservoirs are properly cleaned up and flowing their actual contents in a controlled manner. All three test zones have previously shown that they can flow; but reliable estimates of likely flow rates post clean-up are not possible at this stage.

Cheal-A3X Production Testing

Production of oil from the Cheal-A3X well is continuing at stable rates with 14,000 barrels of oil and negligible associated water having been produced since testing of this well commenced in late May.

Seismic Surveys

An onshore-offshore seismic survey was recently completed in the Company’s near shore permit PEP 38492 (Austral 100%) in New Zealand’s Taranaki Basin. Good quality seismic data identifies the Inaha Prospect adjacent to the shoreline. Further processing and interpretation will lead to a decision as to whether to drill the Inaha Prospect with a well deviated offshore from an adjacent onshore location. A seismic survey is presently underway in onshore Canterbury Basin permit PEP 38256 (Austral operator, 46%).

Filing of Form 12b-25

The Company has today filed a Form 12b-25 with the Securities and Exchange Commission notifying that the Company seeks an extension of the filing its Form 20-F for the year ended December 31, 2004 to July 15, 2005. The Company’s current auditors, appointed in 2004, required the 2003 US GAAP treatment of a Prepayment and Option Fee Agreement liability to be restated. The process of obtaining required approvals for the restatement from the respective parties involved could not be completed within the 30 June deadline. Austral advises that there are no changes to the Financial Statements prepared under Canadian GAAP; and that there is no significant change in results of operations calculated under U.S. GAAP for the 2003 fiscal year reflected in the earnings statements in the final Form 20-F. Under U.S. GAAP the restated 2003 loss is expected to reduce by $47,000. The Company's filings with the SEC can be found on the SEC's website at http://www.sec.gov.

CONTACT: Investor Relations: tel: 1 561 837 8057 ext 2 USA/Canada

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.